Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 14, 2015

Relating to Preliminary Prospectus dated October 15, 2014

Registration No. 333-199321

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/Archives/edgar/data/1408356/000119312514371976/0001193125-14-371976-index.htm . Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on this website.

Three Hot Investing Trends for 2015

By Christy Karras

January 14, 2015

http://blog.solarcity.com/three-hot-investing-trends-for-2015

Never before has the average American had so much power and control over how and where to invest their money.

However, while technology has increased access to new opportunities, investors are also seeking predictable earnings in the wake of the most recent financial downturn. So, as 2015 begins, where are they looking to stash their cash?

Trend 1: Direct investing – powered by technology

Beginning with the emergence of online brokerages in the 1990s and the explosive growth of do-it-yourself stock trading, investors have voted with their feet (virtually) to take advantage of the increased availability, convenience, and cost savings of investing directly online.

Stocks, mutual funds, bonds, CDs, ETFs have all been swept into the growing digital marketplace.

The last year saw a growing wave of individual investors taking advantage of a new generation of investment opportunities that historically had been available only to large institutional investors or offered through large financial institutions.

With a few clicks of their mouse or, increasingly, taps on their phone, investors became direct lenders through person-to-person borrowing sites such as Lending Club and Prosper, bought student loan portfolios through sites such as SoFi, and invested in the rapid growth of solar in the U.S. through solar bonds issued online by SolarCity.

Technology has made it easier than ever for individual investors to choose exactly where their money goes.

Investors in public companies don’t need to wade through piles of snail-mail to find public companies’ filings — it’s all online.

DIY investors can do their own portfolio research, tapping into news sources and documents on the web.

They can track their investments’ performance – for no charge – on their laptop, tablet, or smartphone. And they can move money in and out of their checking accounts easily and securely.

Technology has also made it easier for companies and nonprofits to raise funds from investors — quickly and cheaply.

Through sites like Crowdfunder, CircleUp and Kickstarter, grassroots efforts are helping fund everything from a Veronica Mars movie to women-owned small businesses around the world. According to Massolution, crowdfunding was expected to raise more than $5 billion in 2014. (http://research.crowdsourcing.org/2014cf-crowdfunding-industry-report/)

Start-ups and other small businesses aren’t the only ones reaching out to individuals. SolarCity, America’s largest solar installer, is offering interest-paying Solar Bonds directly to investors.

“One of the things I always felt got lost in the globalization of markets was the handshake in the town square between the guy who was building a building and the guy who was giving him money,” said John Witchel, senior technology architect for Solar Bonds. “Solar Bonds is an attempt to recapture that relationship that existed in the not-too-distant past.”

It also allows the company to reach a larger number of investors. “Historically, this kind of investment relationship was restricted to an investment bank’s wealthy clients, and we think that’s too limiting,” Witchel said.

Trend 2: Bonds, bonds, bonds

Bonds, which let investors loan companies money rather than buying shares, are hot right now. Investors are seeking more stable investments after the rough years of the recession but looking for higher returns than they can get on savings accounts or CDs.

As the Wall Street Journal reported, investors have poured money into corporate bonds since the financial crisis, pushing sales to their highest level ever. (http://www.wsj.com/articles/SB10001424052702304202204579256220639836350)

“The trend shows bond buyers’ increasing comfort that companies will repay them, thanks to rock-bottom interest rates and an economic recovery that, while tepid, is showing signs of renewed strength,” the Journal noted. “As well, companies are benefiting from investor demand for the income generated by corporate bonds, as yields offered by other debt such as U.S. Treasuries remain low.”

As CNN Money put it, “Corporate bonds are in high demand. Investors are practically trampling one another to buy them.” (http://money.cnn.com/2014/06/11/investing/corporate-bonds/)

Some individuals are tailoring their bond portfolios, buying corporate bonds with varying maturity dates the way some investors ladder CDs. (http://www.bankrate.com/finance/investing/building-investment-ladder-1.aspx)

Trend 3: Cut the fees

Value-conscious investors are looking to spend less of their money on investment fees and administrative charges.

As a recent Bloomberg story pointed out: “Say you invest $10,000 and earn 5 percent per year. That 1 percent fee will cost you a total of $1,487 after 10 years and $4,622 after 20 years.” (http://www.bloomberg.com/news/2014-10-08/an-investor-s-guide-to-fees-and-expenses-2014.html)

Low fees are especially appealing given the low returns on fixed-income investments, such as savings accounts and CDs, right now. According to Bankrate, as of mid-January, the highest rate on a one-year certificate of deposit was 1.7%. (http://www.bankrate.com/cd.aspx)

That’s one reason SolarCity decided to offer Solar Bonds with no investment fees. Witchel says SolarCity created software to streamline its online sales process, eliminating the administrative fees that many other sites charge.

SolarCity also wanted to enable smaller investors to benefit from the growth of the U.S. solar industry, since fees can be particularly burdensome for them. “If you’re investing relatively modest sums of money, that trading fee can rip into a return pretty quickly,” Witchel said.

Interested in Solar Bonds? Learn about this new product here. https://solarbonds.solarcity.com/why-solar-bonds/?utm_source=SCBlog&utm_medium=Referral&utm_content=Three-Hot-Investing-Trends&utm_campaign=SBBrand

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which information on this web site relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on the website.